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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
                                AMENDMENT NO. 1
                                 (RULE 13e-4)
                            TENDER OFFER STATEMENT
                                     UNDER
                         SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                              AVICI SYSTEMS INC.
                      (Name of Subject Company (Issuer))

                               ----------------

                              AVICI SYSTEMS INC.
                       (Name of Filing Person (Offeror))

                               ----------------

 Options under the Avici Systems Inc. 2000 Stock Option and Incentive Plan, as
                                   Amended,
       and the Avici Systems Inc. 1997 Stock Incentive Plan, as Amended
             to Purchase Common Stock, Par Value $.0001 Per Share,
             Having an Exercise Price Per Share of More than $5.00
                        (Title of Class of Securities)

                                  05367L 10 9
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                               Paul F. Brauneis
                          Chief Financial Officer and
              Senior Vice President of Finance and Administration
                              Avici Systems Inc.
                             101 Billerica Avenue
                     North Billerica, Massachusetts 01862
                                (978) 964-2000
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Person)

                                  Copies to:
       Peter C. Anastos, Esq.                     John A. Meltaus, Esq.
 Vice President, General Counsel and               Wynn R. Huang, Esq.
              Secretary                      Testa, Hurwitz & Thibeault, LLP
         Avici Systems Inc.                          125 High Street
        101 Billerica Avenue                        Boston, MA 02110
North Billerica, Massachusetts 01862            Telephone: (617) 248-7000
      Telephone: (978) 964-2000                 Facsimile: (617) 248-7100
      Facsimile: (978) 964-2250

                           CALCULATION OF FILING FEE
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
       Transaction
       Valuation*       Amount of Filing Fee
--------------------------------------------
       $10,304,960.925       $2,060.99

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*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,412,213 shares of common stock of Avici Systems Inc. having an aggregate value of $10,304,960.925 as of September 27, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of this transaction.
[X]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount Previously Paid: $2,060.99
                                Filing Party: Avici Systems Inc.
      Form or Registration No.: 5-60847           Date Filed: October 1, 2001
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes below to designate any transactions to which the statement relates:
  [_]third-party tender offer subject to Rule 14d-1.
  [X]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                             INTRODUCTORY STATEMENT

   This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Avici Systems Inc. ("Avici", "we", "our" or "us") with the Securities and Exchange Commission on October 1, 2001 (the "Schedule TO"), relating to an offer by Avici to exchange all outstanding stock options to purchase shares of common stock granted under the Avici System Inc. 2000 Stock Option and Incentive Plan, as amended (the "2000 Plan"), and the Avici Systems Inc. 1997 Stock Incentive Plan, as amended (the "1997 Plan" and together with the 2000 Plan, the "option plans") upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit (a)(1) to the Schedule TO and the related Letter to Eligible Option Holders that was filed as Exhibit (a)(3) to the Schedule TO.

Item 1. Summary Term Sheet.

   Item 1 of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth under "Summary Term Sheet" in the Offer to Exchange, attached hereto as Exhibit (a)(1) (as the same may be amended from time to time, the "Offer to Exchange").

Item 4. Terms of the Transaction.

    (a) Material Terms.

   Item 4(a) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange under "Summary Term Sheet," section 1 ("Number of Shares of Restricted Stock and New Options; Expiration Date"), section 3 ("Procedures for Tendering Options"), section 4 ("Withdrawal Rights"), section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and New Options"), section 6 ("Conditions of the Offer"), section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options"), section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), section 12 ("Legal Matters; Regulatory Approvals"), section 13 ("Certain Federal Income Tax Consequences") and section 14 ("Extension of Offer; Termination; Amendment").

Item 6. Purposes of the Transaction and Plans or Proposals.

    (b) Use of Securities Acquired.

   Item 6(b) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange under section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and New Options") and section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer").

Item 7. Source and Amount of Funds or Other Consideration.

    (b) Conditions.

   Item 7(b) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange under section 6 ("Conditions of the Offer") and section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options ").

Item 12. Exhibits.

     (a)  (1) Offer to Exchange dated October 1, 2001.

     (a)  (2) Letter of Transmittal.*

     (a)  (3) Letter to Eligible Option Holders.


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

     (a)  (4) Form of Letter to Tendering Option Holders.*

     (a) (5) E-mail communication to Avici Systems Inc. Employees dated October 1, 2001.*

     (a)  (6) Form of Optionee Activity Status schedule.*

     (a)  (7) Form of E-mail confirmation to Tendering Option Holders.*

     (a)  (8) Form of Irrevocable Standing Order to Sell Shares.*

     (a) (9) Presentation materials from information meeting regarding the Offer to Exchange.*

     (a) (10) Avici Systems Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001 and incorporated herein by reference.*

     (a)  (11) Form of E-mail message from Peter C. Anastos to Option Holders.

     (b)  Not applicable.

     (d)  (1) Avici Systems Inc. 1997 Stock Incentive Plan, as amended.*

     (d) (2) Avici Systems Inc. 2000 Stock Option and Incentive Plan, as amended.*

     (d) (3) Form of New Option Agreement pursuant to the Company's 2000 Stock Option and Incentive Plan.*

     (d) (4) Form of Restricted Stock Agreement pursuant to the Company's 2000 Stock Option and Incentive Plan.*

     (d) (5) Fifth Amended and Restated Investor Rights Agreement by and among the registrant and the Investors and Founders listed therein, dated as of April 24, 2000, as amended.*

     (g)  Not applicable.

     (h)  Not applicable.

   *  Previously filed.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                          AVICI SYTEMS INC.

                                                By: /s/ Paul F. Brauneis
                                          _____________________________________
                                          Name: Paul F. Brauneis
                                          Title: Chief Financial Officer,
                                          Senior Vice President of Finance and
                                          Administration

Date: October 17, 2001

                               INDEX TO EXHIBITS

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
 (a)(1)  Offer to Exchange dated October 1, 2001.

 (a)(2)  Letter of Transmittal.*

 (a)(3)  Letter to Eligible Option Holders.

 (a)(4)  Form of Letter to Tendering Option Holders.*

 (a)(5)  E-mail communication to Avici Systems Inc. Employees dated October 1,
         2001.*

 (a)(6)  Form of Optionee Activity Status schedule.*

 (a)(7)  Form of E-mail confirmation to Tendering Option Holders.*

 (a)(8)  Form of Irrevocable Standing Order to Sell Shares.*

 (a)(9) Presentation materials from information meeting regarding the Offer to Exchange.*

 (a)(10) Avici Systems Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange
         Commission on August 10, 2001 and incorporated herein by reference.*

 (a)(11) Form of E-mail message from Peter C. Anastos to Option Holders.

 (b)     Not applicable.

 (d)(1)  Avici Systems Inc. 1997 Stock Incentive Plan, as amended.*

 (d)(2)  Avici Systems Inc. 2000 Stock Option and Incentive Plan, as amended.*

 (d)(3)  Form of New Option Agreement pursuant to the Company's 2000 Stock
         Option and Incentive Plan.*

 (d)(4)  Form of Restricted Stock Agreement pursuant to the Company's 2000
         Stock Option and Incentive Plan.*

 (d)(5) Fifth Amended and Restated Investor Rights Agreement by and among the registrant and the Investors and Founders listed therein, dated as of April 24, 2000, as amended.*

 (g)     Not applicable.

 (h)     Not applicable

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* Previously filed.